SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K/A: TABLE OF CONTENTS

1. Notification by Scottish Power plc dated November 2, 2005 on Rule 8.1- Scottish Power-Amend.

This announcement replaces the Rule 8.1 Scottish Power announcement released today.

The full amended text is shown below.

                                                                                                                       FORM 8.1
                                       DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                                              FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                                  (Rules 8.1(a) and (b)(i) of The City Code on Takeovers and Mergers)
AMENDED

-------------------------------------------------------------------------------------------------------------------------------
Name of purchaser/vendor *                             Nolan Karras

-------------------------------------------------------------------------------------------------------------------------------
Company dealt in                                       Scottish Power plc

-------------------------------------------------------------------------------------------------------------------------------
Relevant security dealt in                             Ordinary Shares of 50p

-------------------------------------------------------------------------------------------------------------------------------
Name of offeree/offeror with which associated          Scottish Power plc

-------------------------------------------------------------------------------------------------------------------------------
Specify category and nature of associate status #      Non-Executive Director

-------------------------------------------------------------------------------------------------------------------------------
Date of dealing                                        31 October 2005
-------------------------------------------------------------------------------------------------------------------------------

DEALINGS +

-------------------------------------------------------------------------------------------------------------------------------
Amount bought                                          Price per unit (currency must be stated)

-------------------------------------------------------------------------------------------------------------------------------
51 Ordinary Shares resultant from automatic            $9.77
purchase under PacifiCorp Compensation Reduction Plan

-------------------------------------------------------------------------------------------------------------------------------
Amount sold                                            Price per unit (currency must be stated)

-------------------------------------------------------------------------------------------------------------------------------

Not applicable                                         Not applicable

-------------------------------------------------------------------------------------------------------------------------------
Resultant total amount and percentage of the same      43,759 ordinary shares
relevant security owned or controlled                  0.0023%
-------------------------------------------------------------------------------------------------------------------------------

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?        NO

-------------------------------------------------------------------------------------------------------------------------------
Date of disclosure                                     2 November 2005

-------------------------------------------------------------------------------------------------------------------------------
Contact name                                           Rhona Gregg

-------------------------------------------------------------------------------------------------------------------------------
Telephone number                                       01698 396405

-------------------------------------------------------------------------------------------------------------------------------

*  Specify the owner or controller in addition to the person dealing.  The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

#  See the definition of "associate" in the Definitions Section of the Code.

+  If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental
   Form 8 (Option), as appropriate.

Disclosure must be made no later than 12 noon on the business day following the date of the transaction
For  details of the Code's  dealing  disclosure  requirements,  see Rule 8 and its Notes  which can be viewed on the
Takeover  Panel's website at www.thetakeoverpanel.org.uk.

                                                                                                                       FORM 8.1
                                      DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                                              FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                                  (Rules 8.1(a) and (b)(i) of The City Code on Takeovers and Mergers)
AMENDED

-------------------------------------------------------------------------------------------------------------------------------
Name of purchaser/vendor *                             Dr Nancy Wilgenbusch

-------------------------------------------------------------------------------------------------------------------------------
Company dealt in                                       Scottish Power plc

-------------------------------------------------------------------------------------------------------------------------------
Relevant security dealt in                             Ordinary Shares of 50p

-------------------------------------------------------------------------------------------------------------------------------
Name of offeree/offeror with which associated          Scottish Power plc

-------------------------------------------------------------------------------------------------------------------------------
Specify category and nature of associate status #      Non-Executive Director

-------------------------------------------------------------------------------------------------------------------------------
Date of dealing                                        31 October 2005

-------------------------------------------------------------------------------------------------------------------------------

DEALINGS +
-------------------------------------------------------------------------------------------------------------------------------

Amount bought                                          Price per unit (currency must be stated)

-------------------------------------------------------------------------------------------------------------------------------
102 Ordinary Shares resultant from automatic           $9.77
purchase under PacifiCorp Compensation Reduction Plan

------------------------------------------------------------------------------------------------------------------------------
Amount sold                                            Price per unit (currency must be stated)

-------------------------------------------------------------------------------------------------------------------------------

Not applicable                                         Not applicable

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Resultant total amount and percentage of the same      1,427 ordinary shares
relevant security owned or controlled                  0.00%
-------------------------------------------------------------------------------------------------------------------------------

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?        NO

-------------------------------------------------------------------------------------------------------------------------------
Date of disclosure                                     2 November 2005

-------------------------------------------------------------------------------------------------------------------------------
Contact name                                           Rhona Gregg

-------------------------------------------------------------------------------------------------------------------------------
Telephone number                                       01698 396405

-------------------------------------------------------------------------------------------------------------------------------

*  Specify the owner or controller in addition to the person dealing.  The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

#  See the definition of "associate" in the Definitions Section of the Code.

+  If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental
   Form 8 (Option), as appropriate.

Disclosure must be made no later than 12 noon on the business day following the date of the transaction
For  details of the Code's  dealing  disclosure  requirements,  see Rule 8 and its Notes  which can be viewed on the
Takeover  Panel's website at www.thetakeoverpanel.org.uk.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 2, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary